Contact

www.linkedin.com/in/hagyoonkim
(LinkedIn)

## Top Skills

헬리콥터
항공우주공학
UAV(무인항공기)

# Hak Yoon Kim

Founder of MetroAir | Expert in eVTOL and UAV Technologies | Leading Future Transportation Innovations
South Korea

## Summary

I am an experimental and explorative aerospace engineer, educator, and entrepreneur who has spent several decades pursuing one question: how to combine vertical takeoff with safe, efficient high-speed flight.

My journey began at Korea Aerospace University, where I led a student team to design and build a single-seat ultralight airplane. That early experience, along with my subsequent service as an Air Force maintenance officer and a challenging ultralight aircraft venture that ultimately failed, taught me a hard but essential lesson: a weakness in conceptual design can lead directly to catastrophic outcomes.

For the past 20 years, I have focused on rotary-wing aerodynamics through wind tunnel experiments and theoretical work on high-speed flight. This research led me to develop a high-speed rotary-wing aerodynamic framework I call the “Airwolf Theory,” which guides how I think about performance, stability, and safety in advanced VTOL configurations.

Today, I am applying these lessons to the development of next-generation eVTOL aircraft. As the founder of MetroAir, I am exploring the trade-offs among new design factors to create what I believe is an optimal eVTOL concept for urban air mobility one that is not only efficient, but also fundamentally safer at the conceptual level.

I am now fully dedicated to turning this vision into reality by building practical, scalable platforms that can reshape how people and goods move in and around cities.

MetroAir currently focuses on developing the “Multicruzer” eVTOL platform, and we hold multiple US patents related to our architecture and control strategies. I’m interested in connecting with partners and

investors in urban air mobility, logistics, and defense applications who share the belief that better concepts lead to safer skies.

## Experience

### MetroAir Inc.

**Chief Executive Officer**

March 2022 - Present (4 years 5 months)

Asia

Gyeonggi-do

### Hanseo University

**Professor**

February 2010 - February 2026 (16 years 1 month)

- Department of Helicopter Piloting, Graduate School of Aerospace Systems Engineering
- Led research and education in aerospace technologies and unmanned aerial vehicle systems.

### 한국항공대학교

**Assistant Professor**

February 2000 - February 2010 (10 years 1 month)

Specialized in aerospace technology and rotorcraft systems.

### Asea Aviation College

**Assistant Professor**

April 1994 - April 1998 (4 years 1 month)

Taught various courses related to aviation technology and piloting.

## Education

### 한국과학기술원(KAIST)

Ph.D., Aerospace Engineering · (2001 - 2009)

### 한국항공대학교

석사, 항공우주공학 · (1998 - 2000)

### 한국항공대학교

학사, 항공기계공학 · (1982 - 1986)